

Mail Stop 3561

August 24, 2015

John C. Wobensmith
President
Genco Shipping & Trading Limited
299 Park Avenue, 12th Floor
New York, NY 10171

      **Re:**    **Genco Shipping & Trading Limited**
              **Form 10-K for the Year Ended December 31, 2014**
              **Filed March 2, 2015**
              **Form 10-K/A for the Year Ended December 31, 2014**
              **Filed April 30, 2015**
              **File No. 001-33393**

Dear Mr. Wobensmith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K/A for the Year Ended December 31, 2014

Item 6. Selected Financial Data, Page 4

1. We note that for purposes of the table of selected consolidated financial and other data disclosed on Page 4, 2014 Successor amounts and 2014 Predecessor amounts have been combined. Please note that this presentation is not acceptable under GAAP because it combines two periods with different basis' of accounting. Please revise to remove such presentation.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Page 11

2.  We note that although your tables of operating data disclosed in MD&A separately present amounts related to the 2014 Successor period and the 2014 Predecessor period, your discussion in the results of operations section discloses amounts that combine the 2014 Successor period and the 2014 Predecessor period to provide comparability of such information to the year ended December 31, 2013.  However, these periods are accounted for using different basis' of accounting and combining the 2014 periods is not an acceptable presentation.  In this regard, please revise to remove the combined amounts from your discussion or alternatively we would not object to a discussion of the 2013 income statement amounts to the combined 2014 income statement amounts by solely referring to the change in amounts between periods.  For example, you disclose that vessel operating expenses increased from $111.7 million to $121.6 million.  As an alternative to disclosing the $121.6 million combined 2014 amount which is considered a non-GAAP measure, you may disclose that vessel operating expenses were $111.7 million in 2013 and increased $9.9 million in 2014.

Critical Accounting Policies

Vessels and Depreciation, Page 29

3.  We note in your disclosure that at December 31, 2014, the vessel valuations of all of your vessels for covenant compliance purposes as of the most recent compliance testing date were lower than their carrying values which exceeded these valuations by a range of $0.1 million to $8.2 million per vessel and $246.6 million on an aggregate fleet basis.  We further note on page 32, that your estimated undiscounted cash flows exceeded each of your vessels' carrying values by a considerable margin.  Due to the gap in valuations for covenant compliance purposes as compared to the undiscounted cash flow estimates, please further explain to us the significant factors and assumptions used in the third party valuations used for collateral compliance purposes compared to those you used in determining estimated future cash flows in your impairment analysis.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, Page 34

4.  Please explain to us how you determined that disclosure controls and procedures were effective as of December 31, 2014, despite your conclusion that internal control over financial reporting was not effective as of December 31, 2014.

Consolidated Statements of Operations, Page F-4

5.  Please tell us how the net loss attributable to noncontrolling interest of $8,734 for the period from January 1 to July 9, 2014 was calculated or determined.  In this regard, it appears from your disclosure in Note 3 that net loss attributable to the Baltic Trading segment during this period was $93,430.

Notes to Consolidated Financial Statements

1 – General Information

Reorganization Value, Page F-10

6.  Please tell us and disclose the significant matters relating to the determination of reorganization value as required by ASC 852-10-50-7c. You should clearly address in your disclosure the methodologies used and the factors considered, and identify the sensitive assumptions and assumptions about anticipated conditions.

Successor Company Equity Warrant Agreement, Page F-10

7.  We note that in connection with the Plan, shares of Predecessor common stock were cancelled and holders received Successor company equity warrants. Please tell us the value attributed to these warrants and explain how that amount was calculated or determined.

Financial Statement Presentation, Page F-10

8.  Please tell us how you calculated or determined the amount attributable to the revaluation of non-controlling interest.

9.  We note that your adjustment to recognize your vessels at fair value resulted in a decrease in value of $1,065,882.  Please explain to us how you calculated or determined the fair value of the vessels at July 9, 2014.  Your response should include the method used in the valuation and all significant assumptions.

10. Please provide us with, and revise the notes to the financial statements to include an allocation of the total reorganization value to the net assets of the business. This allocation of reorganization value should clearly show how the amount of goodwill was calculated or determined.

11. Please tell us and revise to disclose how the adjustments in column (a) of $1,232,397 to Successor additional paid-in capital and $936,774 to Retained (deficit) earnings, were calculated or determined.  Your response and revised disclosure should clearly show the significant components of each amount.

7 - Investments, Page F-28

12. It appears from your disclosures in Note 12 and the consolidated statements of comprehensive (loss) income, that you have a significant unrealized loss on investments recognized in other comprehensive (loss) income in the period from July 9 to December 31, 2014. Please explain to us why you believe this loss is not other than temporary. As part of your response and revised disclosure, please refer to the disclosures required by ASC 320-10-50.

21 – Reorganization Items, Net, Page F-53

13. Please explain to us how the amounts related to "net gain on debt and equity discharge and issuance" and "fresh-start reporting adjustments" were calculated or determined.

27 – Restatement of Consolidated Financial Statements, Page F-59

14. We note your disclosure that subsequent to the issuance of your 2014 consolidated financial statements, you became aware of an error in the allocation of goodwill impairment to noncontrolling interest recognized in December 2014 by the Company associated with its consolidated subsidiary Baltic Trading. Please tell us the amount of the goodwill impairment that was allocated to the Baltic Trading segment and explain to us why you believe this allocation was appropriate.

28 – Unaudited Quarterly Results of Operations, Page F-60

15. In future filings, please revise to clearly disclose how unusual or infrequently occurring items, such as the goodwill impairment in the fourth quarter of 2014, are material to the results of each quarter. Please refer to Item 302 (a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Gilmore at (202) 551-3406 or Claire Erlanger at (202) 551-3301 if you have questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure